UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

On November 6, 2024, Mainz Biomed N.V. (the “Company”) entered into a Research Collaboration Agreement (the “Agreement”) by and between the Company and Life Technologies Corporation, a Delaware corporation and subsidiary of Thermo Fisher Scientific (“Thermo Fisher”) for a period of two years, extendable by mutual agreement. Pursuant to the Agreement, Thermo Fisher and the Company will establish a research plan (the “Research Plan”) for the purpose of collaboratively researching and developing and potentially commercializing the Company’s “Next Generation” colorectal cancer screening test for use in the detection of pre-cancerous lesions and colorectal cancer. The collaboration will leverage each of Thermo Fisher’s and the Company’s combined capabilities to deliver testing solutions being developed at Mainz Biomed’s laboratories in Mainz, Germany.

The Company issued a press release announcing entry into the Agreement on November 12, 2024. A copy of the press release is attached hereto as Exhibits 99.1, and is incorporated by reference into this this Current Report on Form 6-K.

This current report on Form 6-K and the exhibit hereto are hereby incorporated by reference into our registration statement on Form F-3 (no. 333-269091) as well as our registration statement on Form S-8 (no. 333-273203).

Exhibit No.	Exhibit
99.1	Press Release dated November 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

2